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                                                              The Hartford
                                                           [Hartford Logo]



September 23, 2005

Office of Insurance Products,
Room 5122, Mail Stop 5 - 6
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0506


RE: HARTFORD LIFE INSURANCE COMPANY
    SEPARATE ACCOUNT VL II ("REGISTRANT")
    POST-EFFECTIVE NO. 19
    FILE NO. 033-89990


Ladies and Gentlemen:

On September 20, 2005, The Hartford filed several Registration Statements on Form N-6, including the above-referenced Registration Statement. I wish to withdraw the filing dated September 20th for Registration Statement No. 033-89990 Accession Number 0001047469-05-023158. This Registration Statement was filed with the incorrect product that corresponds to this registration number.

I appreciate your assistance and should you need any additional information, please contact me directly at (860) 843-8335.


Sincerely,


Lisa M. Proch
Counsel